                                                              EXHIBIT (a)(1)(ix)











                NOTICE TO LIMITED PARTNERS DATED AUGUST 7, 2002.

ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(800) 928-1492 ext. 544


August 7, 2002


Dear NTS-Properties III Investor:

           THE EXPIRATION DATE FOR THE OFFER TO PURCHASE INTERESTS OF

          NTS-PROPERTIES III FOR $315 PER INTEREST HAS BEEN EXTENDED TO

                               SEPTEMBER 16, 2002.

         ORIG, LLC, an Affiliate of NTS-Properties III, has amended its Offer to Purchase dated May 10, 2002, by extending the expiration date from August 16, 2002, to September 16, 2002. The reason for the extension is that some investors need more time to complete their paperwork.

         We intend to mail payment for interests tendered in the offer, and accepted by us, on or before September 30, 2002. IF YOU HAVE SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS, NO ADDITIONAL PAPERWORK IS REQUIRED. YOU WILL AUTOMATICALLY RECEIVE PAYMENT. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Monday, September 16, 2002, to receive the purchase price of $315 per interest. At this point in time, we anticipate no further extensions.

         Please note that the terms and conditions set forth in our Offer to Purchase and the related Letter of Transmittal dated May 10, 2002, are applicable in all respects to our offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

         If you have any questions concerning this offer please call 1 (800) 928-1492 extension 544.